UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 8, 2024

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Patterson Ave. Suite 300, Richmond, VA 23221
(Full mailing address of principal executive offices)

804-833-7974
(Issuer’s telephone number, including area code)

Series VV 0001, Series VV-PNST, Series VV-SUPR, Series VV-CHAM, Series VV-STEML, Series VV-MACAL, Series VV-BOWCK, Series VV-FUTUR, Series VV-BDX, Series VV-SPAN, Series VV-DRC, Series VV-NAPA, Series VV-RHONE, Series VV-PDMT, Series VV-JPWY, Series VV-PTRS, Series VV-ROSE, Series VV-BOD10, VV-WBURG, Series VV-GERM, Series VV-LAF10, Series VV-MACAL50, Series VV-JYFT, Series VV-GPS, Series VV-BDMA, Series VV-CDCV, Series VV-DRCH, VV-MR19, VV-SCRV, Series VV-BDXM1, Series VV-CB100, Series VV-JSCV, Series VV-KGC1, Series VV-LR15, Series VV-PFGV, Series VV-BDX2K, Series VV-BXEP21, Series VV-CDVM, Series VV-CHBL1, Series VV-DRC15, Series VV-DRCRC1, Series VV-KGC2, Series VV-MACAL2, Series VV-MACAL3, Series VV-MVRW, Series VV-POM1 Series VV-BOW50, Series VV-CCC1, Series VV-DL19, Series VV-DRCH17, Series VV-HAWV, Series VV-LAF19, Series VV-MACFC, Series VV-MARG1, Series VV-RTBC, Series VV-SAIC, Series VV-TLC1, Series VV-BOW2, Series VV-DP08, Series VV-DRC09, Series VV-DRCH14, Series VV-DRCH19, Series VV-ITRC, Series VV-KCSK, Series VV-KGC3, Series VV-KGC4, Series VV-MACAL4, Series VV-YAM1, Series VV-BOMA, Series VV-CHJC, Series VV-GUGL1, Series VV-HBC1, Series VV-HIB1, Series VV-KGC5, Series VV-LAT1, Series VV-LBV1, Series VV-RBV1, Series VV-SCC1, Series VV-SPAN2, Series VV-KGC6, Series VV-AMW1, Series VV-BDXG, Series VV-BURGS1, Series VV-CALC1, Series VV-CHAM2, Series VV-GCW1, Series VV-HCC1, Series VV-MACAL5, Series VV-MACAL6, Series VV-PNTC1, Series VV-SCC2, Series VV-SUPR2, Series VV-LB22, Series VV-RB22, Series VV-FG22, Series VV-KKCSK, Series VV-DOM13, Series VV-PG18, Series VV-CDP1, Series VV-IGMS, Series VV-RUM1, Series VV-HPHH, Series VV-JPNW

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

Other Events

On May 8, 2024, the Manager of VV Markets LLC (the “Company”), approved the dismissal of BF Borgers CPA PC (“BF Borgers”) as the Company’s independent registered public accounting firm. On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against BF Borgers that it failed to conduct audits in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). As part of the settlement, BF Borgers agreed to a permanent ban on appearing or practicing before the SEC (the “Ban”). As a result of BF Borgers’ settlement with the SEC, the Company dismissed BF Borgers as its independent accountant.

The Manager is in the process of engaging a new public accounting firm and will provide an updated disclosure as soon as that occurs.

The reports of BF Borgers on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022, and through the date of termination, May 8, 2024, there were no “disagreements” with BF Borgers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BF Borgers would have caused BF Borgers to make reference thereto in its reports on the consolidated financial statement for such years.

The U.S. Securities and Exchange Commission (the “SEC”) has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2024	VV MARKETS By: VINVESTO, Inc., its managing member

/s/ Nick King
Name: Nick King
Title: Chief Executive Officer